Morgan, Lewis & Bockius LLP

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Washington, DC 20004

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Leland S. Benton

Partner

+1.202.739.5091

leland.benton@morganlewis.com

September 14, 2022

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer O’Brien

Re:	China Natural Resources, Inc.
Form 20-F for Fiscal Year Ended December 31, 2021
Filed May 17, 2022
File No. 000-26046

Dear Ms. O’Brien:

China Natural Resources, Inc. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated August 30, 2022 (the “Comment Letter”), pursuant to which the Staff provided comments regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021. As discussed with Ms. O’Brien on September 13, 2022, on behalf of the Company, we are respectfully requesting an extension until October 5, 2022, to respond to the Comment Letter.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (202) 739-5091 or via email at leland.benton@morganlewis.com.

Sincerely,

/s/ Leland S. Benton

cc:	Wong Wah On Edward, President and Chief Executive Officer, China Natural Resources, Inc.
Zhu Youyi, Chief Financial Officer, China Natural Resources, Inc.
David A. Sirignano, Esq., Morgan, Lewis & Bockius LLP